

Mail Stop 3561

May 29, 2008

Julie Mirman
President
Swinging Pig Productions Inc.
18 W. 21st Street, 5th Floor
New York, New York 10010

> **Re: Swinging Pig Productions Inc.
> Registration Statement on Form S-1
> Filed May 12, 2008
> File No. 333-150819**

Dear Ms. Mirman:

We have limited our review of your filing to only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise the disclosure at each relevant place in the filing to provide the basis for setting the share price in this offering at $0.25. Your explanation should address the fact that the $0.25 per share price was the original price paid by selling shareholders and discuss the fact that this prohibits them from making any

profit on sales unless and until there is an active trading market. Alternately, increase the fixed price and pay the additional filing fee.

Signatures

2. Please include the signature of the person acting as the Controller or Principal Accounting Officer. If a person signs in more than one capacity, you should indicate each capacity in which that person signs. Refer to Instructions for Signatures on Form S-1.

Exhibit 5

3. Because you are registering for resale shares that have already been issued to the selling shareholders, please revise the legal opinion to clarify that the shares being registered "are" validly issued, fully paid and non-assessable shares of common stock.

Other

4. Please update the financial statements to include the period ending March 31, 2008.

5. The independent public accountants in each amendment should furnish manually signed and currently dated consents to the registration statement.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact John Stickel at (202) 551-3324. If you need further assistance, you may contact me at (202) 551-3412.

Sincerely,

Amanda McManus
Branch Chief - Legal

cc: Via Facsimile (949) 250-8656

Deron Colby, Esq.
Abrams Garfinkel Margolis Bergson, LLP